VanceInfo Technologies Inc.

3/F Building 8, Zhongguancun Software Park, Haidian District,

Beijing 100193, People’s Republic of China

July 7, 2009

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention:	Ms. Barbara Jacobs
Ms. Katherine Wray

Re:	VanceInfo Technologies Inc.

Registration Statement on Form F-3,

initially filed on June 29, 2009 (File No. 333-160287)

and amended on July 6, 2009 and July 7, 2009, respectively

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, VanceInfo Technologies Inc. (the “Registrant”), hereby requests that the effective date of the Registration Statement referred to above be accelerated to, and that such Registration Statement be declared effective on July 8, 2009 at 5:00 p.m., New York Time, or as soon thereafter as practicable, unless we or our US counsel, Latham & Watkins LLP, request, by telephone that such Registration Statement declared effective at some other time.

The Registrant acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Sincerely yours,

VanceInfo Technologies Inc.

By:	/s/ Chris Shuning Chen
Name:	Chris Shuning Chen
Title:	Chairman and Chief Executive Officer